EXHIBIT (a)(1)(ix)

NOTICE TO PARTICIPANTS IN THE
XPRE$$AVINGS 401(K) PLAN

September 12, 2007

Dear Plan Participant:

The Tender Offer

As you may know, on September 12, 2007, New Mountain Lake Acquisition Company, a Nevada corporation (“Purchaser”) and a wholly owned subsidiary of New Mountain Lake Holdings, LLC, a Nevada limited liability company (“Holding Company”), commenced a tender offer to purchase for cash all outstanding Class A Common Stock, par value $0.01 per share (“Class A Shares”), of U.S. Xpress Enterprises, Inc., a Nevada corporation (“U.S. Xpress”), other than Class A Shares already owned by Purchaser, Holding Company, and the Continuing Investors (as defined in the Offer to Purchase), at $20.10 per Class A Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 12, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Your Prompt Response is Requested

The Offer is being made for all outstanding Class A Shares, including those Class A Shares credited to your account under the Xpre$$avings 401(k) Plan (the “Plan”). As a participant in the Plan, if a portion of your account is invested in Class A Shares (the “Company Stock Fund”), you are encouraged to provide directions to Ellen Philip Associates, Inc. (the “Independent Tabulator”), who will notify State Street Bank and Trust Company (the “Trustee”), the Plan trustee, and Diversified Investment Advisors, the Plan administrator, of your instruction to tender all, some, or none of the Class A Shares allocated to your separate Plan account. By instructing the Trustee to “tender” the Class A Shares allocated to your separate Plan account, you are instructing the Trustee to surrender those Class A Shares for cash in connection with the Offer.

If you would like to tender Class A Shares allocated to your account under the Plan in the Offer, you must provide your directions to the Independent Tabulator either by using the telephone or Internet facilities provided for this purpose or by promptly completing and returning the enclosed Tender Offer Instruction Form (“Instruction Form”) to the Independent Tabulator. Telephone and Internet facilities are available twenty-four hours a day, seven days a week, and represent the speediest way to submit your instruction. On the Internet facility you have the option of receiving an instant confirmation. On a touch-tone phone, call 1-866-580-7645. On the Internet, go to https://www.tabulationsplus.com/xprsa. If you do not send timely tender instructions to the Independent Tabulator, regardless of the means you use to do so, the Trustee will treat this as an instruction NOT to tender.

In order to direct the Trustee, your direction, however submitted, must be received by the Independent Tabulator, no later than October 9, 2007 (the “Plan Deadline”).

In the event that Purchaser extends the expiration date for the Offer (currently 5:00 p.m., New York City time, on October 11, 2007 (the “Expiration Date”)), the Plan Deadline will automatically be extended to the date that is two business days prior to the new expiration date. Any extensions of the Expiration Date for the Offer will be publicly announced.

The offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn a number of Class A Shares that, excluding the Class A Shares beneficially owned by Purchaser, Holding Company, the Continuing Investors (as defined in the Offer to Purchase), and the directors and executive officers of U.S. Xpress, will constitute at least a majority of the remaining outstanding Class A Shares as of the date the Class A Shares are accepted for payment pursuant to the Offer; (ii) there being validly tendered and not withdrawn a number of Class A Shares that, when aggregated with the Class A Shares and Class B Shares to be contributed by the Continuing Investors to Purchaser, will represent ninety percent (90%) of the issued and outstanding Class A Share and Class B Shares combined, on a fully diluted basis, as of the date the Class A Shares are accepted for payment pursuant to the Offer; (iii) Purchaser’s receipt of proceeds under its financing commitment from Sun Trust Bank and Sun Trust Robinson Humphrey, Inc.; (iv) the taking of all necessary action by the U.S. Xpress board of directors to render inapplicable all relevant anti-takeover statutes, including Section 78.378, et seq. of the Nevada Revised Statutes, and the continuing effectiveness of such action; and (v) the expiration or termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder. The Offer also is conditioned upon certain other conditions described in “The Tender Offer — Section 11. Conditions to the Offer” of the Offer to Purchase.

For more information on the procedures for tendering and withdrawing Class A Shares held through the Plan, see “Questions and Answers About the Offer”, “Introduction”, “The Tender Offer — Section 3. Procedures for Tendering Class A Shares”, and “The Tender Offer — Section 4. Withdrawal Rights” of the Offer to Purchase, which is enclosed for your review.

Proceeds from Tender

If the Offer closes, the Trustee will invest proceeds from the tender of the Class A Shares credited to your account under the Plan in a fund or funds designated by U.S. Xpress as the default investment alternative. Once the proceeds from the tender have been transferred into the designated fund or funds by the Trustee, such proceeds will be yours to invest at your discretion.

Important Notice Concerning Your Rights Under The Company Stock Fund

Please note, in order for the Trustee to have sufficient time to prepare administratively to respond to the Offer, you will be temporarily unable to make investments or other transfers in or out of the Company Stock Fund. During the period starting at the Plan Deadline and ending on the Expiration Date of the Offer (the “Blackout Period”), if the Trustee has been instructed to tender any Class A Shares, transactions with respect to the Company Stock Fund will be suspended for all participants in the Plan with Class A Shares allocated to their accounts. If the Expiration Date of the Offer is extended, the Blackout Period will continue until the new expiration date of the Offer. Whether or not you are planning retirement in the near future, we encourage you to carefully consider how the Blackout Period may affect your retirement planning, as well as your overall financial plan.

During the Blackout Period, you will be unable to make investment or other transfers in or out of, or request distributions from, the Company Stock Fund. For this reason, it is very important that you review and consider the appropriateness of your current investments in light of your inability to direct or diversify those investments during the Blackout Period. For your long-term retirement security, you should give careful consideration to the importance of a well-balanced and diversified investment portfolio, taking into account all your assets, income, and investments. You should be aware that there is a risk to holding substantial portions of your assets in the securities of any one company, as individual securities tend to have wider price swings, up and down, in short periods of time, than investments in diversified funds. Stocks that have wide price swings might have a large loss during a blackout period, and you would not be able to direct the sale of such stocks from your account during a blackout period.

During the periods described above, you can determine whether the Blackout Period has started or ended by contacting the Diversified Investment Advisor’s participant services line at (800) 755-5801 (toll-free) Monday through Friday from 8:00 a.m. to 9:00 p.m., New York City time.

Federal law generally requires that you be furnished notice of a blackout period at least thirty (30) days in advance of the last date on which you could exercise your affected rights immediately before the commencement of any blackout period in order to provide you with sufficient time to consider the effect of a blackout period on your retirement and financial plans. Given the timing of the Offer, however, notice of this Blackout Period could not be provided thirty (30) days in advance.

Enclosed For Your Review

Enclosed for your review are the following materials about the Offer:

1. Offer to Purchase, dated September 12, 2007, which contains important details about the Offer;

2. Letter of Transmittal (for informational purposes only);

3. Tender Offer Instruction Form; and

4. Postage-paid reply envelope.

The enclosed information relates only to the Class A Shares allocated to your Plan account. If you own other Class A Shares outside of the Plan, you should receive separate mailings relating to those Class A Shares.

Please provide your instructions to the Independent Tabulator.

As set forth above, the speediest way to submit your instructions is via telephone or Internet. However, if you prefer to do so, you may submit your written instructions by returning your completed, signed, and dated Instruction Form in the enclosed postage-prepaid envelope and mailing it to the Independent Tabulator, P.O. Box 1997, New York, NY 10117-0024. An instruction sent by registered mail or by express delivery, should you chose to do so, should be addressed to Ellen Philip Associates, Inc., Independent Tabulator, 134 West 26th Street, New York, NY 10001. If you have instructed the Trustee to tender some or all of the Class A Shares credited to your account under the Plan, you may withdraw this instruction by submitting a new direction, preferably by telephone or by Internet, which will have the effect of revoking your prior instruction. No matter how many instructions you submit, only your last instruction received by the Independent Tabulator prior to the Plan Deadline will count for tabulation purposes. All instructions must be received by the Independent Tabulator on or before the Plan Deadline, which is 5:00 p.m., New York City time, on October 9, 2007.

Account Information and Adjustments

You may obtain account information or adjust your account through the Internet and/or voice response unit by contacting Diversified Investment Advisors via their website at www.divinvest.com or through Diversified Investment Advisor’s participant services line at (800) 755-5801 (toll-free). If you would like to speak to a representative, you may do so by contacting Diversified Investment Advisor’s participant services line at the number set forth above between the hours of 8:00 a.m. to 9:00 p.m., New York City time, Monday through Friday.

Your Decision is Confidential

All instructions received by the Independent Tabulator from individual participants will be held in confidence and will not be divulged to any person, including U.S. Xpress, the Purchaser, Holding Company, or any of their respective directors, officers, employees or affiliates, except the Independent Tabulator will instruct the Trustee regarding the tender instructions received from individual participants.

For Additional Information About the Offer

If you have any questions about the Offer, please contact the information agent for the Offer, MacKenzie Partners, Inc. at (212) 929-5500 (call collect) or (800) 322-2885 (toll-free) or via mail at 105 Madison Avenue, New York, NY 10016. Additionally, all tender offer materials that have been filed with the U.S. Securities and Exchange Commission are available online at www.sec.gov. You may also call the above number to request a new Instruction Form or for assistance in filling out the Instruction Form.

Sincerely,

Investment Committee